

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Zhi Yang
Chief Executive Officer
Plasma Innovative Inc.
523 School House Rd.
Kennett Square, PA 19348

> **Re: Plasma Innovative Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 9, 2021**
> **File No. 333-259772**

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2021 letter.

Amendment No.1 to S-1 Filed November 9, 2021

Summary of Financial Information, page 4

1.   Please remove the line item for Revenue as it has a zero balance.

Description of Business
Employees, page 18

2.   We note your response to our prior comment 9 and reissue the comment in part. While you now state on page 18 that you intend to hire an intern, you state that this is the only hire that management plans to make in the coming 3 to 12 months. We note, however, that you continue to state on page 19 that you intend to also hire a bookkeeper for your operations. Please revise your disclosure, as appropriate, to address these conflicting

statements.

Statement of Stockholders' Equity, page F-4

3.   Please revise the caption "Deficit Accumulated during the Development Stage" to be consistent with the caption on your balance sheet.

     You may contact Eric Atallah at (202) 551-3663 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel H. Luciano, Esq,